1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.111

CANOPY GROWTH SUCCESSFUL IN BID TO OPERATE PRIVATE RETAIL STORES IN MANITOBA

February 16, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has been conditionally selected by the Government of Manitoba to operate cannabis retail stores in the province after a rigorous and highly competitive RFP process. Canopy Growth, along with its partner Delta 9, is one of four successful candidates chosen to operate a number of retail locations throughout the province. Further details on locations and store quantities will follow as the RFP process is finalized.

Once official, this will mark Canopy Growth’s second provincial retail agreement after previously announcing plans to apply to operate four retail stores in the Province of Newfoundland & Labrador. To date, four provinces in Canada have put forward their retail and supply frameworks including New Brunswick, Newfoundland & Labrador, and Prince Edward Island; and all of them have chosen Canopy Growth as a trusted partner and supplier. Just this week, Canopy Growth also entered into a Letter of Intent (LOI) with the province of Quebec to supply up to 12,000 kg of cannabis in that province annually.

“I would like to commend the Government of Manitoba on choosing a competitive retail model that offers access to a variety of new and existing cannabis brands to Manitobans,” said Mark Zekulin, President, Canopy Growth. “We look forward to establishing friendly and modern retail spaces that prioritize consumer education and superior customer service, resulting in a safe and positive experience for adult consumers while introducing them to the best brands Canada has to offer including Tweed, Leafs By Snoop, DNA Genetics and a variety of carefully curated independent CraftGrow partners from around the country.”

Canopy Growth is dedicated to promoting education and informed understanding of cannabis. Established partnerships with organizations like MADD Canada and Parent Action on Drugs (PAD) support the Company`s goal of entering the legalized recreational market in Canada in a responsible manner. With a focus on customer education and retail training, Canopy Growth aims to ensure adult consumers in the Province of Manitoba will enjoy informed, and safe cannabis experiences provided through a welcoming and informative retail experience.

Here’s to Future Growth (in Manitoba).

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “ does not expect”, “ is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”,“ would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertain ties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.